CUSIP NO.                                                              001801109


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                   ----------

                                   PANJA INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    001801109

                                 (CUSIP Number)

                               SCOTT DENNIS MILLER
                               11515 HILLCREST RD.
                               DALLAS, TEXAS 75230
                                 (214) 369-1682
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732

                                FEBRUARY 22, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP NO.                                                              001801109


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

            Scott Dennis Miller
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   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [ ]
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   3     SEC use only

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   4     Source of Funds                                                      PF
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   5     Check if Disclosure of Legal Proceedings is Required Pursuant       [ ]
         to Items 2(d) or 2(e)
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   6     Citizenship or Place of Organization           United States of America

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                                    7        Sole Voting Power         1,528,600
  Number of Shares Beneficially
                                    --------------------------------------------
     Owned by Each Reporting        8        Shared Voting Power               0
                                    --------------------------------------------
           Person With              9        Sole Dispositive Power    1,528,600
                                    --------------------------------------------
                                    10       Shared Dispositive Power          0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting         1,528,600
         Person
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes                  [ ]
          Certain Shares
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  13     Percent of Class Represented by Amount in Row (11)(1)             15.2%
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  14     Type of Reporting Person                                             IN
--------------------------------------------------------------------------------

(1) Based on 9,966,478 shares of Common Stock outstanding as of December 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000.



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CUSIP NO.                                                              001801109


         This Amendment No. 2 amends Items 3, 4, 5, 6 and 7 contained in the
Schedule 13D dated July 15, 1996, amended by Amendment No. 1 dated January 30, 2001 (the "Original Schedule 13D"), and filed by the Reporting Person. Items 1 and 2 of the prior filing remained unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Subscription Agreement between the Reporting Person and the Issuer dated February 22, 2001 (the "Subscription Agreement"), which is hereby incorporated herein by reference as Exhibit 1, the Reporting Person has agreed, subject to certain terms and conditions set forth therein, to purchase 348,335 shares of Common Stock at a price per share of $4.3062, for an aggregate purchase price of $1,500,000.18, to be paid in cash with personal funds. The transaction will close on the second business day after the date on which all of the conditions set forth in the Subscription Agreement have been satisfied or waived (the "Closing"). Until the Closing, the Reporting Person disclaims beneficial owner of such 348,335 shares.

         The Reporting Person has entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer dated February 22, 2001, which is hereby incorporated herein by reference as Exhibit 2.

         In connection with his service as the chief executive officer of the Issuer, the Reporting Person has entered into a Stock Option Agreement (the "Stock Option Agreement") with the Issuer dated February 22, 2001, which is hereby incorporated herein by reference as Exhibit 3, whereby the Reporting Person has been granted an option to acquire an aggregate of 300,000 shares of Common Stock at an exercise price per share of $4.25, of which 100,000 shares are fully vested as of February 22, 2001, and of which an additional 100,000 shares shall become vested on each of the first and second anniversaries of such date. The Stock Option Agreement also provides for full acceleration of any unvested shares covered by the Stock Option Agreement upon the occurrence of certain events which are more fully described in the Stock Option Agreement. In connection with his service as a director of the Issuer, the Issuer granted to the Reporting Person options to acquire an aggregate of 5,000 shares of Common Stock on September 3, 1999, and options to acquire 10,000 shares of Common Stock on May 4, 1999.


ITEM 4. PURPOSE OF THE TRANSACTION.

         The Reporting Person currently holds his Common Stock for the purpose of investment. In connection with the transactions detailed in Item 3, the Reporting Person has become the chief executive officer and a director of the Issuer following the resignation of J. Joseph Hardt as chief executive officer of the Issuer and Julie Spicer England as a director of the Issuer.

         Pursuant to the Subscription Agreement, the Reporting Person is obligated to purchase additional shares of Common Stock if the Issuer does not sell additional shares of Common Stock (excluding sales pursuant to the exercise of stock options issued under any of the Issuer's stock option plans or any currently outstanding warrants) having an aggregate gross purchase price of at least $2,500,000 during the period beginning on February 22, 2001 and ending on the 120th day following the Closing, as more fully described in the Subscription Agreement. Subject to certain "standstill" obligations of the Reporting Person set forth in Section 2.12 of the Subscription Agreement, the Reporting Person may acquire additional securities of the Issuer on the open market or in private transactions. The Reporting Person may seek to cause the Issuer to raise additional capital from third parties by offering and selling additional equity or debt securities of the Issuer in private placement transactions. Such securities could be Common Stock, preferred stock or debt securities, and may include securities convertible into, or exchangeable or exercisable for, Common Stock or other securities of the Issuer. The Reporting Person may seek to participate in such offerings.

         In his capacity as chief executive officer and a director of the Issuer, the Reporting Person may, from time to time, participate in the analysis, preparation and implementation of certain amendments to the charter and/or bylaws of the Issuer or certain instruments which may impede the acquisition of control of the Issuer, such as the implementation of a staggered board of directors, the adoption of a shareholders' rights plan, and limitations on the



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CUSIP NO.                                                              001801109


ability of shareholders to call or submit proposals in connection with shareholders meetings. If any such amendment or instrument is submitted to shareholders for approval, the Reporting Person may vote in favor thereof in such capacity.

         Except as described above, the Reporting Person has no other present plans or proposals that relate to or that would result in any of the following actions:

         (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) Any other material change in the Issuer's business or corporate structure;

         (d) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (e) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (f) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (g) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) & (b) As of February 22, 2001, the Reporting Person beneficially owned 1,528,600 shares of the Common Stock, which constitutes approximately 15.2% of the total of (i) 9,966,478 shares of Common Stock outstanding as of December 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000, plus (ii) 115,000 shares of Common Stock subject to vested options held by the Reporting Person. Upon the closing of the transaction contemplated by the Subscription Agreement, the Reporting Person, either directly or indirectly, will have the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, such shares of Common Stock. The 1,528,600 shares of Common Stock reported as beneficially owned by the Reporting Person include 115,000 shares of Common Stock subject to options exercisable within 60 days.

         (c) As described in Item 3 and more fully in the Subscription Agreement, the Reporting Person has agreed, subject to certain terms and conditions set forth in the Subscription Agreement, to purchase 348,335 shares of Common Stock at a price per share of $4.3062, for an aggregate purchase price of $1,500,000.18, to be paid in cash with personal funds at the Closing.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Issuer has granted to the Reporting Person pursuant to the Stock Option Agreement options to acquire shares of Common Stock as described more fully in Item 3 above.

         As described more fully in Item 3 above, the Reporting Person has entered into the Subscription Agreement and the Registration Rights Agreement.



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CUSIP NO.                                                              001801109


         The Reporting Person has entered into those certain Side Letter Agreements (collectively, the "Side Letter Agreements") with each of Casey Cowell, Michael Krasny, Navitar, Inc., and Marian D. York (each an "Additional Purchaser") dated February 22, 2001, each of which is incorporated herein by reference as Exhibit 4, Exhibit 5, Exhibit 6 and Exhibit 7, respectively. Pursuant to the Side Letter Agreements (and as more fully described therein), the Reporting Person has agreed, subject to the terms and conditions set forth therein, to make certain payments to each such Additional Purchaser if, during the 180-day period after the first anniversary of the Closing (the "Qualifying Period"), such Additional Purchaser sells (whether in a single transaction or a series of related transactions and including an Involuntary Sale (as defined in the Side Letter Agreements) any of the shares purchased by such Additional Purchaser under such Additional Purchaser's Subscription Agreement dated February 22, 2001 for a per share gross sales price (the "Sales Price") that is less than the price per share paid by such Additional Purchaser under such Purchaser's Subscription Agreement (the "Purchase Price"), of if, prior to the commencement of the Qualifying Period, an Involuntary Sale shall occur with respect to such shares in which the Sales Price received by such Additional Purchaser is less than the Purchase Price.

         Except as set forth above, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

         Exhibit 1 Subscription Agreement between Panja Inc. and Scott Miller, dated as of February 22, 2001. (1)

         Exhibit 2 Registration Rights Agreement between Panja Inc. and Scott Miller, dated as of February 22, 2001. (1)

         Exhibit 3 Stock Option Agreement between Panja Inc. and Scott Miller, dated as of February 22, 2001. (1)

         Exhibit 4 Side Letter Agreement between Scott Miller and Casey Cowell, dated as of February 22, 2001. (1)

         Exhibit 5 Side Letter Agreement between Scott Miller and Michael Krasny, dated as of February 22, 2001. (1)

         Exhibit 6 Side Letter Agreement between Scott Miller and Navitar, Inc., dated as of February 22, 2001. (1)

         Exhibit 7 Side Letter Agreement between Scott Miller and Marian D. York, dated as of February 22, 2001. (1)

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(1)      Filed herewith.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 26, 2001
                                             /s/ SCOTT DENNIS MILLER
                                             -----------------------------------
                                             SCOTT DENNIS MILLER

                               INDEX TO EXHIBITS

EXHIBIT NO.
-----------

         Exhibit 1 Subscription Agreement between Panja Inc. and Scott Miller, dated as of February 22, 2001. (1)

         Exhibit 2  Registration Rights Agreement between Panja Inc. and Scott
                    Miller, dated as of February 22, 2001. (1)

         Exhibit 3 Stock Option Agreement between Panja Inc. and Scott Miller, dated as of February 22, 2001. (1)

         Exhibit 4 Side Letter Agreement between Scott Miller and Casey Cowell, dated as of February 22, 2001. (1)

         Exhibit 5  Side Letter Agreement between Scott Miller and Michael
                    Krasny, dated as of February 22, 2001. (1)

         Exhibit 6  Side Letter Agreement between Scott Miller and Navitar,
                    Inc., dated as of February 22, 2001. (1)

         Exhibit 7  Side Letter Agreement between Scott Miller and Marian D.
                    York, dated as of February 22, 2001. (1)

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(1)      Filed herewith.